UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

Actua Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

005094107

(CUSIP Number of Class of Securities)

Suzanne L. Niemeyer, Esq.

Managing Director, General Counsel and Secretary

555 E. Lancaster Avenue, Suite 640

Radnor, Pennsylvania 19087

(610) 727-6900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

With a copy to:

Henry N. Nassau, Esq.

Stephen M. Leitzell, Esq.

Dechert LLP

2929 Arch Street

Philadelphia, Pennsylvania 19104

(215) 994-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$80,000,000	$9,272.00
*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $80,000,000 in aggregate of up to 6,666,667 shares of common stock, $0.001 par value, at the minimum tender offer price of $12.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2017, equals $115.90 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,272.00	Filing Party: Actua Corporation
Form or Registration No.: Schedule TO	Date Filed: November 7, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as may be further supplemented or amended from time to time, the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2016 by Actua Corporation, a Delaware corporation (“Actua” or the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash shares of its common stock, par value $0.001 per share (the “Shares”), having an aggregate purchase price of up to $80,000,000, at a purchase price not greater than $14.00 nor less than $12.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 7, 2016 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as amended or supplemented from time to time, the “Offer”).

This Amendment No. 1 is being filed to amend and supplement certain provisions of the Schedule TO. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO and the Exhibits thereto.

ITEM 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On December 8, 2016, the Company issued a press release announcing the preliminary results of the Offer, which expired at 11:59 P.M., New York City time, on December 7, 2016. A copy of the press release is incorporated by reference herein and as Exhibit (a)(5)(F) to the Schedule TO.

ITEM 12.	Exhibits.

Item 12 and the Exhibit Index of the Schedule TO are hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(F)	Press Release issued by Actua Corporation on December 8, 2016, announcing the preliminary results of the Offer (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K, filed December 8, 2016).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACTUA CORPORATION

By:	/s/ Suzanne L. Niemeyer
	Name:	Suzanne L. Niemeyer
	Title:	Managing Director, General
Counsel and Secretary

Date: December 8, 2016

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated November 7, 2016.*

(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery, dated November 7, 2016.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated November 7, 2016.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated November 7, 2016.*

(a)(5)(A)	Press Release issued by Actua Corporation on November 3, 2016, setting forth its financial information for the three-month period ended September 30, 2016 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K, filed November 3, 2016).

(a)(5)(B)	Press Release issued by Actua Corporation on November 3, 2016, announcing its expected launch of the Offer (incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 8-K, filed November 3, 2016).

(a)(5)(C)	Excerpt from Communication from Chief Executive Officer of Actua to Actua Stakeholders (incorporated by reference to Exhibit 99.1 of the Company’s Schedule TO-C, filed November 3, 2016).

(a)(5)(D)	Excerpt from Actua Stockholder Presentation (incorporated by reference to Exhibit 99.2 of the Company’s Schedule TO-C, filed November 3, 2016).

(a)(5)(E)	Excerpt from Transcript of Actua’s Earnings Call for the Quarter Ended September 30, 2016 (incorporated by reference to Exhibit 99.3 of the Company’s Schedule TO-C, filed November 3, 2016).

(a)(5)(F)	Press Release issued by Actua Corporation on December 8, 2016, announcing the preliminary results of the Offer (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K, filed December 8, 2016).

(d)(1)	Actua Corporation Third Amended and Restated Non-Management Director Compensation Plan, dated as of June 17, 2016 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q, filed August 5, 2016).

(d)(2)	Actua 2016 Performance Plan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed March 4, 2016).

(d)(3)	Form of 2016 Performance Plan Restricted Share Agreement (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, filed March 4, 2016).

(d)(4)	Sixth Amended and Restated 2005 Omnibus Equity Compensation Plan of the Company (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed September 2, 2014).

(d)(5)	Amended and Restated Director Deferred Stock Unit Program (incorporated by reference to Exhibit 10.4 of the Company’s Annual Report on Form 10-K/A, filed June 24, 2011).

(d)(6)	Actua 2014 Performance Plan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed March 4, 2014).

(d)(7)	Form of 2014 Performance Plan Restricted Share Agreement (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, filed March 4, 2014).

(d)(8)	Actua 2015 Performance Plan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed March 3, 2015).

(d)(9)	Form of 2015 Performance Plan Restricted Share Agreement (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, filed March 3, 2015).

(d)(10)	Form of Company Restricted Share Agreement Without Performance Acceleration (incorporated by reference to Exhibit 10.8 of the Company’s Annual Report on Form 10-K/A, filed June 24, 2011).

(d)(11)	Form of Company Annual Director Restricted Share Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q, filed August 10, 2015).

(d)(12)	Form of Triennial Director Restricted Share Agreement (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q, filed August 10, 2015).

(d)(13)	Form of Triennial Director Stock Unit Award Agreement (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q, filed August 10, 2015).

(d)(14)	Form of Company Stock Unit Award Agreement (incorporated by reference to Exhibit 10.5 of the Company’s Annual Report on Form 10-K/A, filed June 24, 2011).

(d)(15)	Form of Company Stock Appreciation Right Certificate (incorporated by reference to Exhibit 10.16 of the Company’s Annual Report on Form 10-K/A, filed June 24, 2011).

(d)(16)	Form of Company Non-Employee Director Stock Appreciation Right Certificate (incorporated by reference to Exhibit 10.17 of the Company’s Annual Report on Form 10-K/A, filed June 24, 2011).

(d)(17)	Employment Agreement, dated February 28, 2007, by and among Internet Capital Group Operations, Inc., the Company and Walter W. Buckley, III (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed March 5, 2007).

(d)(18)	Amendment 2008-1 to the Employment Agreement, dated as of December 18, 2008, by and between Internet Capital Group Operations, Inc. and Walter W. Buckley, III (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, filed December 18, 2008).

Exhibit Number	Description

(d)(19)	Amendment 2010-1 to the Employment Agreement, dated as of June 18, 2010, by and between Internet Capital Group Operations, Inc. and Walter W. Buckley, III (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, filed June 24, 2010).

(d)(20)	Amendment 2014-1 to the Employment Agreement, dated as of February 28, 2014, by and between Internet Capital Group Operations, Inc. and Walter W. Buckley, III (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K, filed March 4, 2014).

(d)(21)	Restricted Share Agreement dated as of October 4, 2011 by and among the Company, Internet Capital Group Operations, Inc. and Walter W. Buckley, III (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q, filed November 8, 2011).

(d)(22)	Letter Agreement, dated December 16, 2014, by and between the Company and R. Kirk Morgan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed December 18, 2014).

(d)(23)	Employment Agreement, dated April 18, 2007, by and between the Company and Douglas A. Alexander (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed April 18, 2007).

(d)(24)	Amendment 2008-1 to the Employment Agreement, dated as of December 18, 2008, by and between Internet Capital Group Operations, Inc. and Douglas A. Alexander (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K, filed December 18, 2008).

(d)(25)	Amendment 2010-1 to the Employment Agreement, dated as of June 18, 2010, by and between Internet Capital Group Operations, Inc. and Douglas A. Alexander (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K, filed June 24, 2010).

(d)(26)	Amendment 2014-1 to the Employment Agreement, dated as of February 28, 2014, by and between Internet Capital Group Operations, Inc. and Douglas A. Alexander (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K, filed March 4, 2014).

(d)(27)	Restricted Share Agreement dated as of October 4, 2011 by and among the Company, Internet Capital Group Operations, Inc. and Douglas Alexander (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q, filed November 8, 2011).

(d)(28)	Form of Executive Restricted Share Agreement (incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K, filed March 4, 2014).

(d)(29)	Form of Employee Restricted Share Agreement (incorporated by reference to Exhibit 10.7 of the Company’s Quarterly Report on Form 10-Q, filed May 8, 2014).

(d)(30)	Form of Restrictive Covenant Agreement (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K, filed July 28, 2005).

(d)(31)	Form of Agreement of Limited Partnership for the Company’s Carried Interest Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company’s Current report on Form 8-K, filed December 13, 2007).

(d)(32)	Form of Limited Partnership Interest Grant (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K, filed December 13, 2007).

(d)(33)	Company Compensation Clawback Policy (incorporated by reference to Exhibit 10.26 of the Company’s Annual Report on Form 10-K/A, filed June 24, 2011).

(d)(34)	Second Restated Certificate of Incorporation of Actua Corporation (incorporated by reference to Exhibit 2.1 of the Company’s Quarterly Report on Form 10-Q, filed November 10, 2014).

(d)(35)	Actua Corporation Third Amended and Restated By-Laws (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K, filed September 3, 2014).

(d)(36)	Form of Certificate for Actua Corporation Common Stock (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 10-K/A, filed June 24, 2011).

*	Previously filed.